EXHIBIT 12
PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Years Ended December 31, 2016, December 26, 2015, December 27, 2014, December 28, 2013, and December 29, 2012
(in millions except ratio amounts)

	2016	2015	2014	2013	2012
Earnings:
Income before income taxes (a)	$8,553	$7,442	$8,757	$8,891	$8,304
Unconsolidated affiliates’ interests, net	(99)	(71)	(115)	(25)	(34)
Amortization of capitalized interest	6	6	6	5	2
Interest expense (b)	1,109	970	909	911	899
Interest portion of rent expense (c)	234	232	236	213	194
Earnings available for fixed charges	$9,803	$8,579	$9,793	$9,995	$9,365

Fixed Charges:
Interest expense (b)	$1,109	$970	$909	$911	$899
Capitalized interest	9	8	9	7	5
Interest portion of rent expense (c)	234	232	236	213	194
Total fixed charges	$1,352	$1,210	$1,154	$1,131	$1,098

Ratio of Earnings to Fixed Charges (d)	7.25	7.09	8.49	8.84	8.53

(a)
Income before income taxes for the year ended December 26, 2015 included a pre-tax charge of $1.4 billion related to our change in accounting for our investments in our wholly-owned Venezuelan subsidiaries and beverage joint venture.

(b)
Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount. In the year ended December 31, 2016 pre-tax charges related to the debt redemption of $233 million were excluded from interest expense.

(c)	One-third of rent expense is the portion deemed representative of the interest factor.

(d)	Based on unrounded amounts.